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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6*)

EXCO Resources, Inc. (Name of Issuer)
Common Stock, par value $.02 per share (Title of Class of Securities)
269279 20 4 (CUSIP Number)

William L. Boeing
Haynes and Boone, LLP
2505 N. Plano Road, Suite 4000
Richardson, TX 75082
(972) 680-7550
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 269279 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Douglas H. Miller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power Douglas H. Miller — 845,286 (1) (2) (3) 8. Shared Voting Power 0 9. Sole Dispositive Power Douglas H. Miller — 845,286 (1) (2) (3) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Douglas H. Miller — 845,286 (1) (2) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (1)

13.	Percent of Class Represented by Amount in Row (11) Douglas H. Miller — 11.6% (voting, dispositive) (1) (2) (3)

14.	Type of Reporting Person (See Instructions) Douglas H. Miller — IN

(1)
The number reported does not include 16,500 shares of Common Stock owned by The Miller's Children's Trust, a Trust created by the Reporting Person. The Reporting Person is neither the Trustee nor a beneficiary of The Miller's Children's Trust.

(2)
The number reported does include 177,500 shares currently exercisable and/or vesting by October 6, 2002, under the 1998 Stock Option Plan.

(3)
The number reported does include 91,690 shares of 5% Convertible Preferred Stock that are immediately convertible into 91,690 shares of Common Stock.

        This Amendment No. 6 to Schedule 13d amends Schedule 13D dated December 9, 1997 and filed December 18, 1997, as amended by Schedule 13D/A dated December 19, 1997 and filed December 22, 1997, as amended by Schedule 13D/A dated August 13, 1998 and filed August 20, 1998, as amended by Schedule 13D/A dated September 15, 1998 and filed September 24, 1998, as amended by Schedule 13D/A dated February 11, 2002 and filed February 11, 2002, as amended by Schedule 13D/A dated August 6, 2002 and filed August 7, 2002 (collectively, with all amendments thereto, the "Schedule 13D"), of Douglas H. Miller relating to the Common Stock and 5% Convertible Preferred Stock of EXCO Resources, Inc., a Texas corporation. The sole purpose of this Amendment No. 6 is to correct a typographical error in the percentage of Common Stock and 5% Convertible Preferred Stock beneficially owned by Mr. Miller. There has been no change in Mr. Miller's ownership of securities of the company since Amendment No. 5 was filed on August 7, 2002.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ DOUGLAS H. MILLER Douglas H. Miller
August 8, 2002